RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

January 22, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Jaime G. John, Branch Chief

Office of Real Estate and Commodities

Re:	RAIT Financial Trust

Form 10-K for the fiscal year ended December 31, 2014

Form 10-Q for the quarterly period ended September 30, 2015

Response Dated December 16, 2015

File No. 1-14760

Dear Mr. John:

On behalf of RAIT Financial Trust (“RAIT”), this letter is to respond to your comment letter dated January 15, 2016 concerning the above-referenced filings and response. For your convenience, we first restate your comment in italics and then provide RAIT’s response.

Adjusted Book Value, page 51

1.	We note your response to prior comment three. Please tell us how you determined projected annual revenue for each of the three components described in your response. Additionally, tell us how you concluded that it was appropriate to include an adjustment for your advisory services to IRT as those services are eliminated in consolidation.

Response: We determine the projected annual revenue for each component described in our response by annualizing the historical revenue and adjusting for any known one-time transactions.

We believe it is appropriate to include an adjustment for IRT advisory fees that are eliminated in consolidation because we believe RAIT’s business serving as IRT’s external advisor (the “IRT Advisory Business”) adds value to RAIT which is not reflected in RAIT’s book value computed in accordance with generally accepted accounting principles (“GAAP Book Value”). This added value is not reflected because the IRT Advisory Business was not “purchased” and therefore does not have a “book value” under such principles. We believe this added value has economic significance even though the financial results of this business are eliminated in consolidation. The purpose of Adjusted Book Value (“ABV”), as we have disclosed, is to provide an additional performance measure of the value of RAIT’s business. The two main differences between ABV and GAAP Book Value relate to accumulated depreciation and amortization and the value of RAIT’s management businesses, including the IRT Advisory Business. Since the value the IRT Advisory Business adds to RAIT is not reflected in GAAP Book Value, we ascribe a “value” to the advisory fees to reflect its economic significance using a multiple approach as we described in our prior responses. Management believes that these adjustments make ABV an additional measure that further helps investors understand the value of RAIT’s business model.

2.

Additionally we note your disclosure on page 51 regarding the usefulness of the measure. However, please provide additional details describing how you concluded that this non-GAAP measure is useful to investors given that you include an adjustment for the valuation of certain revenue streams described in your response to comment three but do not include other valuation adjustments for your assets and liabilities.

Response: RAIT does not undertake to value each of its assets or liabilities for two reasons. First, ABV was not developed as an alternative to Net Asset Value (“NAV”) or a “liquidation” value of RAIT. Secondly, asset values shift over time due to market changes, including interest rates, capitalization rates and discount rates. As discussed above in our response to your first comment ABV indicates the value of certain of our assets which are not reflected in our financial statements under GAAP. In our discussion of the usefulness of the ABV measure on page 51 of our 2014 Annual Report on Form 10-K, we noted that the adjustments used in arriving at ABV facilitates an evaluation of RAIT “without the effects of various items that we are required to record in accordance with GAAP but which have limited economic impact on our business.” We believe ABV best serves as a useful alternative measure to investors by focusing on adjusting those items.

In connection with the upcoming filing of our Annual Report on Form 10-K, management will enhance its disclosures around the fee and advisory businesses to include its methodology and valuation multiples.

3.	Please reconcile the $284 million accumulated depreciation and amortization adjustment to the amounts presented elsewhere in your financial statements.

Response: The composition of the $284 million accumulated depreciation and amortization adjustment as of September 30, 2015 is as follows:

Real estate accumulated depreciation	$188,581,000
Deferred financing cost accumulated amortization	33,804,000
Intangible asset accumulated amortization	22,316,000
Accumulated amortization on leasing commissions, lease inducements and corporate fixed assets and software (all of which are included in “Other Assets” on the consolidated balance sheet	12,797,000
Below market lease accumulated amortization (included in “Other Liabilities” on the consolidated balance sheet)	(1,004,293)
Accumulated amortization of fully amortized identified lease intangibles (1)	27,196,000

Total	$283,690,000

(1)	Pursuant to GAAP, when RAIT acquires a real estate property, it allocates the purchase price to land, building, equipment and identified lease intangibles (including above and below market leases). The allocation of purchase price to identified lease intangibles has the effect of “reducing” the amount otherwise allocated to fixed assets (land, building, etc.). As previously mentioned, the purpose of ABV is to remove the effect of certain GAAP items which have limited economic impact on RAIT. By adding back “fully amortized identified lease intangibles,” which have previously reduced our real estate property’s book value, we are effectively arriving back at the total price paid for the property. Hypothetically, if RAIT acquired a property for $20 million and allocated $2 million to identified lease intangibles, it would have the effect, over time, of reducing book value by $2 million. The identified lease intangibles would be amortized to expense over time and once fully amortized, they would be removed from the balance sheet accounts and leaving $18 million the lone surviving asset within ABV. The intent of ABV is to include the $20 million RAIT paid for the asset (i.e., invested basis), not the $18 million RAIT reflects on a GAAP basis.

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If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9000.

Very truly yours,

/s/ James J. Sebra
Name: James J. Sebra
Chief Financial Officer and Treasurer